UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                     BIOCIRCUITS CORPORATION
               ----------------------------------
                        (Name of Issuer)

                  Common Stock, $.001 Par Value
               ----------------------------------
                 (Title of Class of Securities)

                            09058W101
               ----------------------------------
                         (CUSIP Number)

                        William W. Davis
                    Assistant General Counsel
                    Beckman Instruments, Inc.
                      2500 Harbor Boulevard
                   Fullerton, California 92834
                         (714) 773-6907
               ----------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 13, 1996
               ----------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box/ /.


Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  Continued on following pages
                       Page 1 of 12 Pages
                     Exhibit Index:  Page 7

SCHEDULE 13D

CUSIP No. 09058W101                             Page 2 of 12

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Beckman Instruments, Inc.
          I.R.S. Identification No. 95-104-0600

2    Check the Appropriate Box if a Member of a Group*
                                   a. ( )
                                   b. (X)

3    SEC Use Only

4    Source of Funds*
          WC

5    Check Box if Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization
          Delaware

                    7    Sole Voting Power
 Number of                    1,111,727
  Shares                        222,345 (warrant for)
Beneficially
  Owned By          8    Shared Voting Power
    Each                              0
  Reporting
   Person           9    Sole Dispositive Power
    With                      1,111,727
                                222,345 (warrant for)

                    10   Shared Dispositive Power
                                      0

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
          1,334,072

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares
          (See Instructions)            / /

13   Percent of Class Represented By Amount in Row (11)
          15.1%

14   Type of Reporting Person*
          CO

                          SCHEDULE 13D


Item 1.   Security and Issuer

          Common stock and warrant for common stock

          Biocircuits Corporation, a Delaware corporation
          1324 Chesapeake Terrace
          Sunnyvale, CA 94089

Item 2.   Identity and Background

          Beckman Instruments, Inc., a Delaware corporation
          2500 Harbor Blvd.
          Fullerton, CA  92834

          Beckman Instruments, Inc. (the Company) is a manufacturer of laboratory instrument systems, reagents and related products that are used to conduct basic scientific research and diagnostic analysis of patient samples.

          Schedule I, attached hereto and incorporated herein by reference, sets forth the following information for each director and executive officer of the Company: name, business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship.

          (d) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State security laws or finding any violations with respect to such laws.
                                                Page 4 of 12

Item 3.   Source and Amount of Funds or Other Consideration

          The Company acquired all of the shares of common stock and the warrant reported herein by the conversion of a convertible secured promissory note of the Issuer and from the interest due thereon. The note was issued August 15, 1995 in the amount of $3,500,000 at an interest rate of 7.125%. The Company acquired the note by payment of $3,500,000 cash from its working capital. None of the funds used to purchase the note were borrowed.

Item 4.   Purpose of Transaction

          The Company acquired the note in 1995 for investment purposes. The Company converted the note into shares of common stock and a warrant for additional shares of common stock for investment purposes with a present plan to begin selling, at its discretion, some of the shares, subject to the terms of an agreement with the Issuer as described in Item 6 herein. At the time of and as part of the conversion of the note, the Company acquired a warrant for the purchase of 222,345 shares of common stock of the Issuer at a fixed price of $3.4469311 per share. The warrant is exercisable at any time, in whole or in part, at the Company's discretion upon payment of the purchase price.

          From time to time the Company will review its investment in the shares and determine whether it wishes to continue to sell, hold or buy additional shares of the Issuer. The Company will consider in its evaluation the Issuer's business prospects and financial condition, the market for the shares, other opportunities available to the Company, general economic conditions, stock market conditions and other future developments. The Company's transactions in the Issuer's stock may be conducted on the open market, through privately negotiated transactions or otherwise.

          Except as otherwise set forth above, the Company has no present plans or intentions which relate to or would result in any of the actions described in paragraphs
          (a) through (j) of Item 4.

Item 5.   Interest In Securities of the Issuer

          (a) The Company beneficially owns 1,334,072 shares of the common stock of the Issuer which represents
                                                Page 5 of 12

          approximately 15.1% of the Issuer's total outstanding common stock of 8,809,630 shares. Of the 1,334,072 shares that the Company beneficially owns, 222,345 shares is in the form of a warrant giving the Company the right to purchase said number of shares at a purchase price of $3.4469311 per share. To the best of the Company's knowledge, none of the persons named in
          Schedule I hereto own any common stock of the Issuer.

          (b) The Company has the sole power to exercise the warrant and the sole power to vote and to dispose of all 1,334,072 shares of the common stock.

          (c) The Company has not effected any transactions in shares of the common stock during the past sixty days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock beneficially owned by the Company.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect To Securities Of The Issuer.

          On August 15, 1995 the Company and the Issuer entered into a Convertible Note Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer sold and the Company purchased a convertible secured promissory note of the Issuer in the amount of $3,500,000 at an interest rate of 7.125 per cent per annum (the "Note"). The Purchase Agreement and the Note are enclosed herein as Exhibits 1 and 2, respectively. Upon certain conditions and after certain dates the terms of the Note provide that the Note can be converted into shares of common stock of the Issuer and a warrant to purchase additional shares of common stock of the Issuer. A copy of the warrant is enclosed herein as Exhibit 3.

          On August 15, 1995 in conjunction with the Purchase Agreement and the Note, the Issuer and the Company entered into an Investor Rights Agreement (the "Rights Agreement"). A copy of the Rights Agreement is enclosed herein as Exhibit 4. The Rights Agreement sets forth certain conditions under which, at the Company's request, the Issuer will effect registration under the Securities Act of 1933 of the shares of

                                                Page 6 of 12

          common stock that the Company receives upon conversion of the Note or exercise of the warrant.

          On November 26, 1996, the Company and the Issuer amended the Note and the Rights Agreement as follows. The Note was amended to allow the Company to convert the Note to shares of common stock of the Issuer and a warrant at the Company's discretion at any time after November 15, 1996 (rather than December 31, 1996). In addition, the amendment limited the number of shares the Company could sell in any one 30 day period to one-twelfth of the amount of shares issued to the Company. The amendment to the Rights Agreement deleted several grounds on which the Issuer could refuse to register the shares of common stock issued to the Company. A copy of the amendment to the Note and the Rights Agreement is enclosed herein as Exhibit 5.

          On December 13, 1996, the Company requested the Issuer to convert the Note to shares of common stock of the Issuer and a warrant. On or about January 10, 1997 the Issuer issued to the Company 1,111,727 shares of its common stock and a warrant in the form of Exhibit 3 to purchase 222,345 shares of its common stock at a price of $3.4469311 per share. On or about January 14, 1997 the Issuer filed with the Securities and Exchange Commission a registration statement for said shares of its common stock on Form S-3.

          The description of the Purchase Agreement, Note, warrant, Rights Agreement and the amendment to the Note and the Rights Agreement contained hereinabove is a summary only, is not intended to be complete and is qualified in its entirety by reference to those documents, copies of which are enclosed herein as exhibits to this Schedule 13-D and incorporated herein by this reference.

          Except as set forth herein, neither the Company nor, to the best of the Company's knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
                                                Page 7 of 12

Item 7.   Materials To Be Filed As Exhibits

          Exhibit 1. Convertible Note Purchase Agreement
                     between the Company and the Issuer,
                     dated August 15, 1995 (incorporated by
                     reference to Exhibit 10.35 of the
                     Issuer's Quarterly Report to the
                     Securities and Exchange Commission on
                     Form 10-Q for the quarterly period ended
                     September 30, 1995, File No. 0-19975).

          Exhibit 2. Convertible Secured Promissory Note,
                     issued by the Issuer to the Company,
                     dated August 15, 1995 (incorporated by
                     reference to Exhibit 10.33 of the
                     Issuer's Quarterly Report to the
                     Securities and Exchange Commission on
                     Form 10-Q for the quarterly period ended
                     September 30, 1995, File No. 0-19975).

          Exhibit 3. Warrant for the Purchase of Shares of
                     Common Stock issued by the Issuer to the Company, dated as of December 13, 1996.

          Exhibit 4. Investor Rights Agreement between the
                     Company and the Issuer, dated August 15,
                     1995 (incorporated by reference to
                     Exhibit 10.34 of the Issuer's Quarterly
                     Report to the Securities and Exchange
                     Commission on Form 10-Q for the
                     quarterly period ended September 30,
                     1995, File No. 0-19975).

          Exhibit 5. Amendment to the Convertible Note
                     Purchase Agreement and the Investor
                     Rights Agreement, dated November 26,
                     1996.

                            Signature

After reasonable inquiry into and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 1997

Beckman Instruments, Inc.

By: /s/ D. K. Wilson
    Dennis K. Wilson
    Vice President, Finance
    Chief Financial Officer

                                SCHEDULE I

Name & Business Address*      Beckman Position         Principal Employment &
                                                        Principal Business of
                                                           Employer
-----------------------       ----------------         ----------------------

Earnest H. Clark, Jr.             Director             Chairman and Chief
5000 Birch Street                                      Executive Officer of the
Suite 3000, 3rd Floor                                  Friendship Group -
Newport Beach, CA 92660                                investment partnership

Hugh K. Coble                     Director             Vice Chairman of Fluor
3333 Michelson Drive, #339A                            Corporation -
Irvine, CA 92730                                       engineering and
                                                       construction company

Carolyne K. Davis, Ph.D.          Director             Advisor to Ernst & Young
1225 Connecticut Ave. N.W.                             - certified public
Room 2025                                              accountants
Washington, D.C. 20036

Dennis C. Fill                    Director            Chairman and Chief
22100 Bothell Everett Highway                         Executive Officer of
Bothell, WA 98041                                     Advanced Technology
                                                      Laboratories, Inc. -
                                                      manufacturer of medical
                                                      ultrasound systems

James T. Glover**                 Executive Officer   Vice President and
                                                      Controller of
                                                      Beckman Instruments,
                                                      Inc. - manufacturer
                                                      of laboratory
                                                      instrument systems and
                                                      related products

Paul Glyer**                      Executive Officer   Treasurer of Beckman
                                                      Instruments, Inc. -
                                                      manufacturer of
                                                      laboratory instrument
                                                      systems and related
                                                      products

Charles A. Haggerty               Director            Chairman, President and
8105 Irvine Center Drive                              Chief Executive Officer
Irvine, CA 92718                                      of Western Digital
                                                      Corporation -
                                                      manufacturer of hard
                                                      disk drives

Gavin S. Herbert                 Director            Director of Allergan,
2525 Dupont Drive                                    Inc. - provider of eye
Irvine, CA 92715                                     care and specialty
                                                     therapeutic products

Dr. William N. Kelley            Director            Chief Executive Officer
21 Penn Tower                                        of the University of
3400 Spruce Street                                   Pennsylvania Medical
Philadelphia, PA 19104                               Center and Health
                                                     System, Dean of the
                                                     School of Medicine and
                                                     Executive Vice President
                                                     of the University

Francis P. Lucier                Director            Partner of Hartland &
Bank One Building, 12th floor                        Company - consultants
600 Superior Avenue East                             for management of
Cleveland, OH 44114                                  pension finance planning
                                                     policy

William H. May**                 Executive Officer   Vice President, General
                                                     Counsel and Secretary of
                                                     Beckman Instruments,
                                                     Inc. - manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

Fidencio M. Mares**             Executive Officer    Vice President, Human
                                                     Resources of Beckman
                                                     Instruments, Inc. -
                                                     manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

C. Roderick O'Neil               Director            Chairman of O'Neil
32 Fairview Terrace                                  Associates - investment
South Glastonbury, CT 06073                          management consulting
                                                     firm

Louis T. Rosso**                Executive Officer    Chairman and Chief
                                and Director         Executive Officer of
                                                     Beckman Instruments,
                                                     Inc. - manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

Bruce A. Tatarian**             Executive Officer    Vice President, Field
                                                     Operations - Emerging
                                                     Markets of Beckman
                                                     Instruments, Inc. -
                                                     manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

Arthur A. Torrellas**          Executive Officer     Vice President, Field
                                                     Operations - North
                                                     America/Europe of
                                                     Beckman Instruments,
                                                     Inc. - manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

John P. Wareham**              Executive Officer     President and Chief
                               and Director          Operating Officer of
                                                     Beckman Instruments,
                                                     Inc. - manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

Dennis K. Wilson**            Executive Officer      Vice President, Finance
                                                     and Chief Financial
                                                     Officer of Beckman
                                                     Instruments, Inc. -
                                                     manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

Betty Woods                   Director               President and Chief
7001 220th St. S.W. Bldg. 3                          Executive Officer of
Mountlake Terrace, WA 98043                          Blue Cross of Washington
                                                     and Alaska - health care
                                                     contractor

Albert R. Ziegler**           Executive Officer      Vice President,
                                                     Diagnostics Development
                                                     Center of Beckman
                                                     Instruments, Inc. -
                                                     manufacturer of
                                                     laboratory instrument
                                                     systems and related
                                                     products

______________________________

* Except for Albert R. Ziegler, a citizen of Switzerland, and Dennis C. Fill, a citizen of the United Kingdom and the United States, all of the directors and executive officers are citizens of the United States.

** Business address is Beckman Instruments, Inc., 2500 Harbor Boulevard, Fullerton, California 92834.